UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017	Commission File Number: 001-33838

DOMINION DIAMOND CORPORATION
(Translation of registrant's name into English)

P.O. Box 4569, Station A
Toronto, ON, Canada M5W 4T9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F[   ]           Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED the 13th day of June, 2017.

DOMINION DIAMOND CORPORATION
(Registrant)

By:	/s/ JILL ROWE
	Name:	Jill Rowe
	Title:	Corporate Secretary
//;

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

99.1	Dominion Diamond Corporation’s News Release dated June 13, 2017 announcing voting results from its annual and special shareholder meeting.

99.2	Report of Voting Results for Dominion Diamond Corporation’s annual and special shareholder meeting held on June 13, 2017.

99.3	Amendment to By-law No. 1 of Dominion Diamond Corporation, ratified and confirmed by the shareholders on June 13, 2017.

99.4	Advance Notice By-law No. 2 of the Dominion Diamond Corporation, confirmed by the shareholders on June 13, 2017.